Exhibit 99.3



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 6623)
(NYSE Stock Ticker: LU)

(1) QUARTERLY UPDATE OF RESUMPTION PROGRESS;
(2) FIRST QUARTER 2026 OPERATIONAL HIGHLIGHTS;
(3) APPOINTMENT OF CHIEF COMPLIANCE OFFICER; AND
(4) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and other consolidated entities, the "**Group**"), pursuant to Rules 13.09, 13.24 and 13.24A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I. QUARTERLY UPDATE SUMMARY OF RESUMPTION PROGRESS

References are made to the Company's announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23, 2025, May 9, 2025, May 13, 2025, June 25, 2025, July 17, 2025, October 24, 2025, and January 27, 2026 (collectively, the "**Announcements**"), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

Pursuant to Rule 13.24A of the Listing Rules, the Board wishes to update the Shareholders and other investors regarding the latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement as follows:

(i)   The Investigation Team has conducted Independent Investigation into the Subject Transactions and Supplemental Investigation into similar transactions thereof. As of the date of this announcement, the Company is responding to the Stock Exchange's questions and comments with respect to the findings of the Independent Investigation and Supplemental Investigation;

(ii) Since mid-February 2026 when the 2024 audit was completed, the auditor of the Company, EY, has been in the process of reviewing the financial statements of Group for the six months ended June 30, 2025 and auditing the financial statements of the Group for the year ended December 31, 2025. As of the date of this announcement, the aforementioned work is still in progress;

(iii) The Company has appointed the Independent Internal Control Consultant to conduct the Internal Control Review. Independent Internal Control Consultant has completed the follow-up review and has prepared a report (the "**IC Report**") on the findings and results of the Internal Control Review. The Company has submitted the IC Report to the Stock Exchange and is responding to the Stock Exchange's questions and comments thereof. Announcement on the results of the Internal Control Review will be made by the Company in due course; and

(iv) Since the suspension of trading of the ordinary shares on the Stock Exchange of Hong Kong and up to the date of this announcement, the Group has continued its normal business operations. Operational highlights for the first quarter ended March 31, 2026 of the Group, based on the Company's preliminary assessment, are set out below.

II. FIRST QUARTER 2026 OPERATIONAL HIGHLIGHTS

Set out below are the operational highlights for the first quarter ended March 31, 2026 of the Group, based on the Company's preliminary assessment.

- Total outstanding balance of loans was RMB172.5 billion as of March 31, 2026 compared to RMB203.9 billion as of March 31, 2025, representing a decrease of 15.4%, among which the outstanding balance of consumer finance loans was RMB59.4 billion as of March 31, 2026, compared to RMB50.1 billion as of March 31, 2025, representing an increase of 18.5%.

- Total new loans enabled were RMB48.8 billion in the first quarter of 2026, representing a decrease of 14.8% compared to RMB57.3 billion in the same period of 2025, among which new consumer finance loans were RMB29.3 billion in the first quarter of 2026, compared to RMB30.4 billion in the same period of 2025, representing a decrease of 3.5%.

- Cumulative number of borrowers increased by 9.7% to approximately 29.6 million as of March 31, 2026 from approximately 27.0 million as of March 31, 2025.

- As of March 31, 2026, including the consumer finance subsidiary, the Company bore risk on 94.2% of its outstanding balance, up from 79.9% as of March 31, 2025. Credit enhancement partners bore risk on the other 5.7% of the outstanding balance.

- As of March 31, 2026, excluding the consumer finance subsidiary, the Company bore risk on 94.0% of its outstanding balance, up from 78.5% as of March 31, 2025.

- C-M3 flow rate[1] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.2% in the first quarter of 2026, as compared to 1.1% in the fourth quarter of 2025. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 1.0% respectively in the first quarter of 2026, as compared to 1.1% and 1.0% respectively in the fourth quarter of 2025.

- Days past due ("**DPD**") 30+ delinquency rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 6.1% as of March 31, 2026, as compared to 5.6% as of December 31, 2025. DPD 30+ delinquency rate for general unsecured loans was 6.4% as of March 31, 2026, as compared to 5.6% as of December 31, 2025. DPD 30+ delinquency rate for secured loans was 5.4% as of March 31, 2026, as compared to 5.3% as of December 31, 2025.

- DPD 90+ delinquency rate[3] for total loans enabled, excluding the consumer finance subsidiary, was 3.4% as of March 31, 2026, as compared to 3.4% as of December 31, 2025. DPD 90+ delinquency rate for general unsecured loans was 3.6% as of March 31, 2026, as compared to 3.4% as of December 31, 2025. DPD 90+ delinquency rate for secured loans was 3.0% as of March 31, 2026, as compared to 3.3% as of December 31, 2025.

- As of March 31, 2026, the non-performing loan (NPL) ratio[4] for consumer finance loans was 1.4% as compared to 1.2% as of December 31, 2025.

---

[1] C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank (International) Limited ("**Ping An Digital Bank**") and LU-AN credit subsidiaries and referral product are excluded from the flow rate calculation.

[2] DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[3] DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[4] Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

III. APPOINTMENT OF CHIEF COMPLIANCE OFFICER

On April 27, 2026, the Board resolved to appoint Ms. Xiaodi Wang ("**Ms. Wang**") as the Chief Compliance Officer of the Company with immediate effect.

The biographical details of Ms. Wang are set out below.

Ms. Xiaodi Wang, aged 42, possesses extensive legal and compliance experience at large financial institutions and has deep expertise in regulatory policies, laws and regulations in the finance industry and corporate governance practices. Ms. Wang joined Ping An Asset Management Co., Ltd. in September 2012 and currently serves as the general manager of the internal control and compliance department and board secretary. Prior to joining Ping An Asset Management Co., Ltd., Ms. Wang had served as a compliance specialist at the compliance and internal audit department of AXA-SPDB Investment Managers Co., Ltd. from July 2009 to September 2012. Ms. Wang has served as an industry expert with various industry associations and other institutions. She has served a specially appointed research fellow at the Lujiazui Institute of Financial Security since November 2024, the deputy secretary-general of the third legal and compliance professional committee of the Insurance Asset Management Association of China from December 2023. Ms. Wang received a bachelor of laws degree and a master of laws degree, both from East China University of Political Science and Law, in 2006 and 2009, respectively.

The Board would like to take this opportunity to express its warmest welcome to Ms. Wang on her appointment.

IV. CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, April 27, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.